UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STEWART ENTERPRISES, INC.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

860370105

(CUSIP Number)

Service Corporation International
1929 Allen Parkway
Houston, TX 77019
Attn: Gregory T. Sangalis
(713) 522-5141

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Attn: John A. Marzulli, Jr.
 Robert M. Katz
(212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 860370105	Page 2 of 7 Pages

1		Names of Reporting Persons Service Corporation International IRS Identification No.: 74-1488375
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) N/A
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8 shares of Class A Common Stock* 3,525,363 shares of Class B Common Stock*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 8 shares of Class A Common Stock* 3,525,363 shares of Class B Common Stock*
12	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0.0% – Class A Common Stock* 99.2% – Class B Common Stock*
14		Type of Reporting Person (See Instructions) CO

*
As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Voting Agreement (as defined in Item 3), based on 82,001,111 shares of Class A Common Stock and 3,555,020 shares of Class B Common Stock outstanding as of May 28, 2013, the Reporting Person may be deemed to have beneficial ownership of 3,525,363 shares of Class B Common Stock (with ten (10) votes per share) and 8 shares of Class A Common Stock (with one (1) vote per share), representing an aggregate of 35,253,638 of the outstanding votes, which is equal to just less than 29.99% of the combined voting power of issued and outstanding shares as of May 28, 2013.  The Reporting Person expressly disclaims beneficial ownership of any shares of the Issuer’s common stock covered by the Voting Agreement.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of (i) Class A common stock, no par value (the “Class A Common Stock”), and (ii) Class B common stock, no par value (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), issued by Stewart Enterprises, Inc., a Louisiana corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1333 South Clearview Parkway, Jefferson, Louisiana 70121.

Item 2. Identity and Background.

This Schedule 13D is being filed by Service Corporation International, a Texas corporation (the “Reporting Person” or “SCI”).  SCI’s principal office is located at 1929 Allen Parkway, Houston, Texas 77019.  The principal business of SCI is as a provider of deathcare products and services, including funeral and cremation services, cemetery property and services and funeral and cemetery merchandise.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of SCI that contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship.

During the last five years, neither SCI nor, to the best of SCI’s knowledge, any of the persons listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 28, 2013, SCI, Rio Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of SCI (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions described in the Merger Agreement, merge with and into the Issuer (the “Merger”).  As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation in the Merger and a wholly-owned subsidiary of SCI (the “Surviving Corporation”).

Concurrently with the execution and delivery of the Merger Agreement, as a condition to the willingness of SCI and Merger Sub to enter into the Merger Agreement, Frank B. Stewart, Jr. (“Founder”) and Paulette D. Stewart, spouse of Founder (together with Founder, the “Shareholders”, and each, a “Shareholder”), entered into a Voting and Support Agreement with SCI, dated as of May 28, 2013 (the “Voting Agreement”), pursuant to which, among other things, Founder agreed to vote (a) first, the maximum number of shares of Class B Common Stock that do not, at any time and from time to time during the term of the Voting Agreement, exceed 29.99% of the combined voting power of all of the outstanding voting securities of the Issuer and (b) second, the maximum number of shares of Class A Common Stock that, together with such maximum number of shares of Class B Common Stock, do not, at any time and from time to time during the term of the Voting Agreement, exceed 29.99% of the combined voting power of all of the outstanding voting securities of the Issuer (together, the “Covered Shares”) (i) in favor of the Merger, the approval of the Merger Agreement and any other transaction contemplated by the Merger Agreement or the Voting Agreement, (ii) against any proposal that would, or could reasonably be expected to, result in a breach in any material respect of any covenant, representation or warranty or any obligation or agreement of the Issuer under the Merger Agreement and (iii) against alternative business combination transactions, in each case, at any meeting of the Issuer’s shareholders at which such matters are to be voted upon.  The Voting Agreement prohibits Founder from transferring any of the Covered Shares, with certain exceptions, or converting any shares of Class B Common Stock into shares of Class A Common Stock.

Page 3 of 7 Pages

The Voting Agreement will terminate upon the earliest of (a) the effective time of the Merger (the “Effective Time”), (b)  the termination of the Merger Agreement in accordance with its terms, (c) mutual written consent of the parties thereto and (d) any amendment, modification or waiver of the terms of the Merger Agreement to reduce or change the form of the consideration to be paid to the Shareholders in connection with the Merger, create any additional conditions to the consummation of the Merger or otherwise adversely affect the Shareholders in any material respect, without the prior written consent of the Shareholders.

Shared voting power and shared dispositive power with respect to the Covered Shares owned by Founder may be deemed to have been acquired by SCI through execution of the Voting Agreement.  Neither SCI nor, to the best of SCI’s knowledge, any of the persons listed in Annex A has expended any funds in connection with the execution of the Voting Agreement.  To the best of SCI’s knowledge, neither Shareholder was paid consideration in connection with such Shareholder’s execution of the Voting Agreement.  The Shareholders will receive the same consideration per Share as other shareholders receive pursuant to the terms of the Merger Agreement.

Annex B attached hereto contains the number of shares of Common Stock beneficially held by each Shareholder.

The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the Merger Agreement, listed as Exhibit 1.01 hereto, is incorporated by reference to Exhibit 2.1 to SCI’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2013.  A copy of the Voting Agreement, listed as Exhibit 1.02 hereto, is incorporated by reference to Exhibit 10.1 to SCI’s Current Report on Form 8-K filed with the SEC on May 29, 2013.

Item 4. Purpose of Transaction.

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

As described in Item 3 above, this Schedule 13D is being filed by SCI in connection with the Merger Agreement and the Voting Agreement.  The purpose of each of the Merger and the Merger Agreement is for SCI to acquire control of, and the entire equity interest in, the Issuer.  The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement, including the Merger.

At the Effective Time, (a) each Class A Common Share and each Class B Common Share issued and outstanding immediately prior to the Effective Time will be canceled and converted automatically into the right to receive (i) $13.25 in cash, without interest, plus (ii) if the closing date of the Merger (the “Closing Date”) occurs after December 30, 2013 (the “Outside Date”), an additional amount in cash equal to (A) $0.002178 multiplied by (B) the number of days elapsed during the period beginning on the calendar day following the Outside Date and ending on and including the Closing Date, without interest (such additional consideration is subject to tolling under certain circumstances specified in the Merger Agreement), (b) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of Class A common stock, no par value per share, of the Surviving Corporation and (c) Issuer will become a wholly-owned subsidiary of SCI.

Additionally, at the Effective Time, (a) each share of Issuer restricted stock will vest in full, and the holders thereof will be treated as holders of shares of Class A Common Stock with respect to their restricted stock, and (b) each outstanding option to purchase shares of Class A Common Stock granted under the Issuer’s equity plans, will be canceled, by virtue of the Merger and without any action on the part of any individual option holders, and SCI or the Surviving Corporation will pay to each holder thereof, promptly after the Effective Time, for each such canceled option, an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such option by (ii) the number of shares of Class A Common Stock such holder could have acquired pursuant to such option (assuming full vesting of such canceled option).

The Merger is subject to customary conditions, including (a) approval of the Merger Agreement by the shareholders of the Issuer, (b) the absence of laws or orders making the Merger illegal or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement, (c) expiration or termination of any applicable waiting period under the HSR Act and any agreement with a governmental authority not to consummate the transactions contemplated by the Merger Agreement, (d) subject to certain exceptions, the accuracy of the representations and warranties of the other party, and (e) performance in all material respects by the other party of its agreements and covenants under the Merger Agreement.  The obligation of the Reporting Person and Merger Sub to consummate the Merger is also conditioned on there having occurred no material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Issuer and its subsidiaries, taken as a whole.

Page 4 of 7 Pages

From and after the Effective Time and pursuant to the Merger Agreement, (i) the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation until their successors are duly elected and qualified, (ii) the officers of the Issuer immediately prior to the Effective Time will be the officers of the Surviving Corporation until their successors are duly elected and qualified, (iii) the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation until amended in accordance therewith and applicable law and (iv) the by-laws of Merger Sub in effect immediately prior to the Effective Time will be the by-laws of the Surviving Corporation until amended in accordance applicable law, the certificate of incorporation and the by-laws.

As promptly as practicable after the Effective Time, SCI will cause the Class A Common Stock to (a) be delisted from the NASDAQ Stock Market LLC and (b) deregistered under the Act.  As a result, there will be no public market for such shares and the Issuer’s reporting obligations under the Act will be suspended and/or terminated.

Except as set forth in this Schedule 13D and in connection with the Merger described above, neither SCI nor, to the best of SCI’s knowledge, any of the persons listed in Annex A has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The responses of SCI to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) Other than those shares of Common Stock that may be deemed to be beneficially owned by SCI in connection with the Voting Agreement, SCI has not acquired and does not beneficially own any shares of Common Stock.  SCI is not entitled to any rights as a shareholder of the Issuer as to the shares of Common Stock covered by the Voting Agreement, except as expressly provided in the Voting Agreement.  This Schedule 13D shall not be construed as an admission by SCI that SCI is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any shares of Common Stock.

Except as set forth in this Item 5, neither SCI nor, to the best of SCI’s knowledge, any of the persons listed in Annex A beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Set forth on Annex B to this Schedule 13D, and incorporated herein by reference, is, to the best of SCI’s knowledge, the information required by Item 2 of Schedule 13D for each of the Shareholders with whom SCI may be deemed to have shared voting power with respect to the shares of Common Stock owned by such Shareholders.

(c)  Except as set forth in this Item 5, neither SCI nor, to the best of SCI’s knowledge, any of the persons listed in Annex A has effected any transactions in the shares of Common Stock during the past sixty (60) days.

(d)  To the best of SCI’s knowledge, one or both of the Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated by reference in this Item 6 as if fully set forth herein.

Page 5 of 7 Pages

Except as set forth in this Item 6, to the best of SCI’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among SCI or any of the persons listed in Annex A, or between such persons and any person with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1.01
Agreement and Plan of Merger, dated as of May 28, 2013, by and among Service Corporation International, Rio Acquisition Corp. and Stewart Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Service Corporation International with the SEC on May 29, 2013).

Exhibit 1.02
Voting and Support Agreement, dated as of May 28, 2013, among Service Corporation International, Frank B. Stewart, Jr., and Paulette D. Stewart (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Service Corporation International with the SEC on May 29, 2013).

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 7, 2013	Service Corporation International

	By:	/s/ Gregory T. Sangalis
Gregory T. Sangalis
Senior Vice President, General Counsel and Secretary

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF SCI

The following sets forth the (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship of each of the executive officers and directors of SCI.  Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at 1929 Allen Parkway, Houston, Texas 77019, (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to SCI as described in SCI’s response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment & Name, Principal Business and Address of the Corporation or Organization in which Conducted
Directors
Robert L. Waltrip	Chairman of the Board of Directors
Thomas L. Ryan	President, Chief Executive Officer, and Director
Alan R. Buckwalter, III	Consultant
Anthony L. Coelho	Consultant
S. Malcolm Gillis	Professor at Rice University. 6100 Main Street, Houston, Texas 77005.
Victor L. Lund	Consultant
John W. Mecom, Jr.	Independent Consultant, Family & Trust Investments
Clifton H. Morris, Jr.	Chairman and Chief Executive Officer of JBC Funding, LLC. 5032 Pershing Avenue, Fort Worth, Texas 76107
W. Blair Waltrip	Independent Consultant, Family & Trust Investments
Marcus A. Watts	President of The Friedkin Group, Inc. 1375 Enclave Parkway, Houston, Texas 77077
Edward E. Williams	Professor at Rice University. 6100 Main Street, Houston, Texas 77005

Executive Officers
Robert L. Waltrip	Chairman of the Board of Directors
Thomas L. Ryan	President, Chief Executive Officer, and Director
Michael R. Webb	Executive Vice President and Chief Operating Officer
Eric D. Tanzberger	Senior Vice President Chief Financial Officer and Treasurer
Stephen M. Mack	Senior Vice President Middle Market Operations
Elisabeth G. Nash	Senior Vice President Operations Services
Gregory T. Sangalis	Senior Vice President General Counsel and Secretary

Philip C. Jacobs	Senior Vice President and Chief Marketing Officer
Steven A. Tidwell	Senior Vice President Sales and Merchandising
Sumner J. Waring, III	Senior Vice President Operations
John H. Faulk	Vice President Business Development
Joseph A. Hayes	Vice President Ethics and Business Conduct and Assistant General Counsel
Gerry D. Heard	Vice President Sales
Albert R. Lohse	Vice President Litigation and Risk Management
John Del Mixon, II	Vice President Information Technology
Tammy R. Moore	Vice President and Corporate Controller

ANNEX B

SHAREHOLDERS

Shareholder	Class A Common Stock	Class B Common Stock

Founder	5,635,068	3,555,020

Spouse	339,057	0